UNITED STATES

SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July , 2003

ANGIOTECH PHARMACEUTICALS, INC.

(Registrant's name)

1618 Station Street,

Vancouver, B.C.

Canada V6A 1B6

(604) 221-7676

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F              Form 40-F    X

Indicate by check mark whether the registrant by furnishing the information contained in this From is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-__________.

EXHIBIT INDEX

Exhibit Number	Description of Document
1	Angiotech Pharmaceuticals, Inc. enrolls first patient in Anti-Adhesion Study

FORWARD-LOOKING STATEMENTS

Statements contained herein that are not based on historical fact, including without limitation statements containing the words "believes," "may," "will," "estimate," "continue," "anticipates," "intends," "expects" and words of similar import, constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements.  Such factors include, among others, the following: general economic and business conditions, both nationally and in the region in which the Company operates; technology changes; competition; changes in business strategy or development plans; the ability to attract and retain qualified personnel; existing governmental regulations and changes in, or the failure to comply with, governmental regulations; liability and other claims asserted against the Company; and other factors referenced in the Company's filings with the Securities and Exchange Commission.  Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements.  The Company disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statement contained herein to reflect future result, events or developments.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ANGIOTECH PHARMACEUTICALS, INC.

Date: July 15 , 2003	By: /s/ David Hall
Name: David M. Hall
Title: Chief Financial Officer

Exhibit 1

FOR IMMEDIATE RELEASE
NEWS RELEASE
JULY 15, 2003

ANGIOTECH ENROLLS FIRST PATIENT IN PIVOTAL EUROPEAN

GYNECOLOGY ANTI-ADHESION STUDY

Vancouver, BC – Angiotech Pharmaceuticals, Inc. (NASDAQ: ANPI, TSX: ANP) today is pleased to announce that it has enrolled the first patient in Europe using Adhibit™ to reduce the incidence and severity of adhesions following laparoscopic surgery in a gynecological population. The results of this pivotal trial will be used to support the European submission for consideration of CE Mark approval and commercialization in Europe.

Adhesions occur when normally separate tissues scar together. At the time of surgery, there is damage to tissue, which can lead to abnormal connections between tissues and organs.  Adhibit™ binds directly to the tissue and forms a temporary barrier between surfaces, preventing contact and adhesions from forming. Potential serious complications of adhesions include conditions such as chronic pain, bowel obstruction and infertility.

 Adhibit™ has other distinguishing features; it is easily applied with a spray system making it uniquely suitable for effective endoscopic application, and only takes one minute to prepare. The product is a completely synthetic, self-polymerizing liquid hydrogel that is safely metabolized by the body in less than 30 days. Adhibit™ adhesion prevention gel is already approved in Europe to prevent or reduce post-surgical adhesion formation in pediatric patients undergoing cardiac surgery.

“We are excited about the prospect of introducing a new therapy such as Adhibit™ to address an unmet medical need in woman’s health,” said Ross Erickson, Vice President, Operations. “The movement in gynecological surgery today is towards minimally invasive techniques. Adhibit™ is ideally suited for these procedures since it can be sprayed through small keyhole incisions”.

The current study, a 60-patient open-label controlled study of Adhibit™, was initiated at four centers in Germany.  Patients undergoing  laparoscopic removal of fibroids from the uterus (myomectomy) will have Adhibit™ sprayed on the surgical site where it will bind to the tissue and remain in place during the critical period when adhesions typically form. Laparoscopic myomectomy differs from conventional abdominal myomectomy in that only a few keyhole incisions are used rather than one large incision.  The endpoint of the trial will be to measure the extent and severity of the adhesion formation by conducting a follow-up laparoscopy eight weeks after the initial procedure.

Uterine fibroids are the most common solid pelvic tumor in women, present in up to 70% of the female population. In the U.S., 175,000-200,000 hysterectomies and 40,000 myomectomy procedures are performed each year due to uterine fibroids.

Adhibit™ is a trademark of Cohesion Technologies, Inc., a wholly-owned subsidiary of Angiotech Pharmaceuticals, Inc. Adhibit™ is sold, marketed and distributed by Baxter Healthcare Corporation, based on a February 2003 worldwide (excluding Japan and certain other territories) strategic alliance between Angiotech and Baxter.

Angiotech Pharmaceuticals, Inc. is dedicated to enhancing the performance of medical devices and biomaterials through the innovative use of pharmacotherapeutics. To find out more about Angiotech Pharmaceuticals, Inc (NASDAQ: ANPI, TSX: ANP), visit our website at www.angiotech.com .

Statements in this press release regarding future financial and operating results arising from  the strategic alliance of Angiotech and Baxter, benefits and synergies of the strategic alliance, future opportunities for the strategic alliance, discovery and development of products, and intellectual property, and any other statements about Angiotech or Baxter managements' future expectations, beliefs, goals, plans or prospects constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Any statements that are not statements of historical fact (including statements containing the words "believes," "plans," "anticipates," "expects," estimates and similar expressions) should also be considered to be forward-looking statements. There are a number of important factors that could cause actual results or events to differ materially from those indicated by such forward-looking statements, including: the inability to realize anticipated sales and synergies and cost savings in the strategic alliance; adverse results in drug discovery and clinical development processes; failure to obtain patent protection for discoveries; difficulties or delays in obtaining regulatory approvals to market products and services resulting from Angiotech’s development efforts; the requirement for substantial funding to conduct research and development and to expand commercialization activities; and any other factors that may affect performance. Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements. Angiotech and Baxter disclaim any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments.

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Angiotech Pharmaceuticals Contacts:

Ian Harper (investors & media) ext. 6933

Phone: (604) 221-7676